Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition as of June 30, 2021 and results of operations for the six months ended June 30, 2021 and June 30, 2020 should be read together with our interim consolidated financial statements and the related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2020. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements and our past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, or SEC.

Background

We are a business-to-business, or B2B, provider of advanced technology that seamlessly connects sports fans with online sports betting bookmakers, which we refer to as our Affiliate Marketing Services, and a leading U.S. provider of free to play games and betting feed integrations, which we refer to as our Sports Gaming Client Services.

On July 26, 2021, we completed a merger of New SL Acquisition Corp., our wholly-owned subsidiary formed under the laws of the State of Delaware, or Merger Sub, and SharpLink, Inc., a company incorporated under the laws of the State of Minnesota, or Old SharpLink, pursuant to an Agreement and Plan of Merger we entered into on April 15, 2021, or the Merger Agreement. As set forth in the Merger Agreement, Merger Sub merged with and into Old SharpLink, with Old SharpLink remaining as the surviving corporation and our wholly-owned subsidiary. We refer in this filing to this merger and related transactions as the Transaction or Merger. Immediately following the closing of the Transaction, or the Closing, the former Old SharpLink securityholders immediately before the Transaction owned approximately 86% of our Ordinary Shares, on a fully-diluted, as-converted basis. Such percentage includes a stock option pool equal to 10% of our Ordinary Shares, on a fully-diluted, as-converted basis, immediately following the Closing.

We acquired our Affiliate Marketing Services and Sports Gaming Client Services businesses as a result of the Merger, and following the Merger, we changed our name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. and our ticker symbol from MTSL to SBET.  We also continue to operate our legacy business, which provides solutions for telecommunications expense management, or TEM, including enterprise mobility management software, usage and accounting software, and contact center software.  We refer to this business as our Legacy Business.

We were organized under the laws of the State of Israel in December 1995. Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market and are presently listed on the NASDAQ Capital Market.

During the first six months of 2021, prior to the Closing, we operated the Legacy Business in one business segment: the Enterprise (TEM) Division, which relates to the telecom business and includes TEM solutions, call accounting (CA) and contact center software services. Due to the significant decline of our Billing business and our focus on the TEM business, at the beginning of 2018 we decided to cease billing activity which was part of the service provider segment till the end of 2017.

We have wholly-owned subsidiaries in Israel, the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries and, as a result of the Merger, we currently have subsidiaries in the United States that operate our Affiliate Marketing Services and our Sports Gaming Client Services. As the Transaction was consummated subsequent to June 30, 2021, the financial results discussed herein do not include the acquired SharpLink business and are not indicative of future results, which will include the results of our newly acquired business.

General

Our interim consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Our consolidated financial statements for the six months ended June 30, 2021 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our audited consolidated financial statements for the three years ended December 31, 2020 (our 2020 Financial Statements), which raised substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our interim consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us. Subsequent to the completion of our 2020 financial statements and in connection with the consummation of the Merger with Old SharpLink, subsequent to June 30, 2021, we received additional funds through an investment of $6 million in Old SharpLink concurrently with the Closing.

In June 2018, we sold the assets relating to our former Vexigo online video advertising solution business to an unaffiliated third party for $250,000. Following the sale on June 1, 2018, Vexigo Ltd ceased its business operations. The results of the discontinued operations including prior periods' comparable results, assets and liabilities have been retroactively included in discontinued operations.

In connection with the closing of the Merger with Old SharpLink, we completed a 1-for-2 reverse stock split of our Ordinary Shares. Accordingly, all Ordinary Shares, Preferred Shares, options and warrants amounts and per share amounts have been adjusted retroactively for all periods presented in financial statements for the six months ended June 30, 2021 included elsewhere in this filing.

Overview

Our Legacy Business involves the worldwide marketing, sales and provision of TEM solutions which assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. We entered the field of Omnichannel Contact Center Software, or Omnis, during 2019. Omnis provides both reporting tools and additional connectivity features, allowing customers to manage their call center operations while using a wide variety of communications channels (voice, email, chat, social media and more). While not developed in-house but purchased from an outside vendor, we must customize it for each of our clients in order for them to use it with their business processes.

Key Factors Affecting Our Legacy Businesses (TEM)

The operation of our Legacy Business and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and our results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see Item 3.D. “Key Information – Risk Factors” and Item 5.A. “Operating and Financial Review and Prospects – Operating Results” of our Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the SEC.

Results of Operations

The following table presents certain financial data for the periods indicated:

	Six Months Ended June 30,
	2021	2020
	Unaudited
	(in thousands of U.S. dollars)
Revenues:
Telecom Product sales	229	288
Telecom Services	1,513	1,815
Total revenues	1,742	2,103
Cost of revenues:
Telecom Product sales	121	173
Telecom Services	811	693
Total cost of revenues	932	866
Gross profit	810	1,237
Operating expenses
Selling and marketing	306	459
General and administrative	1,466	937
Goodwill impairment	-	617
Total operating expenses	1,772	2,013
Operating loss	(962)	(776)
Financial income (expenses), net	(2)	8
Loss before taxes on income	(964)	(768)
Taxes on income (tax benefit)	1	108
Loss from continuing operations	(965)	(660)
Net loss from discontinued operations	(29)	(1)
Loss	(994)	(661)

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenue. Revenues from products and services consist primarily of software license fees, advertising campaign sales, and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services, and support. Revenues decreased by 19% to $1.7 million for the six months ended June 30, 2021 from $2.1 million for the six months ended June 30, 2020. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak, decreased by 22% to $1.4 million, or 82% of our total revenues, for the six months ended June 30, 2021 from $1.8 million, or 86% of our total revenues, for the six months ended June 30, 2020.

The decrease in our total revenues in the six months ended June 30, 2021 is mainly attributable to the technological and market changes we face. In addition, it is partly attributable to the COVID-19 pandemic, which slowed down our marketing efforts for the Omnis product.

Cost of revenues. Cost of revenues increased by 7.6% to $932,000 for the six months ended June 30, 2021 from $866,000 for the six months ended June 30, 2020. Cost of revenues consists primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Science and Technology of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs. Cost of revenues increased in the six months ended June 30, 2021, mainly due to the use of subcontractors in order to upgrade our software in light of our clients’ demands and increase in our hosting server costs.

Selling and Marketing. Selling and marketing expenses decreased by 33% to $306,000 for the six months ended June 30, 2021 from $459,000 for the six months ended June 30, 2020. Selling and marketing expenses consist primarily of costs relating to sales representatives, their travel expenses, trade shows and marketing exhibitions, and presales support. Selling and marketing expenses decreased in the six months ended June 30, 2021, mainly due to a decrease in selling and marketing expenses attributed to the layoff of employees and a decrease in sales commissions.

General and Administrative. General and administrative expenses increased by 49% to $1.4 million for the six months ended June 30, 2021 from $937,000 for the six months ended June 30, 2020. General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased in the six months ended June 30, 2021 mainly due to M&A costs in connection with the Merger with Old SharpLink and legal costs in connection with a proxy fight we faced, in addition to an increase in our D&O insurance premium.

Goodwill and Technology Impairment, Net of Evaluation of Contingent Consideration. No impairment losses were recognized during the six months ended June 30, 2021, compared to impairment losses identified based on the impairment analysis conducted by management of $617,000 for the goodwill assigned to the Enterprise (TEM) reporting unit in the six months ended June 30, 2020.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements. We recorded financial expenses of $2,000 for the six months ended June 30, 2021, compared to financial income of $8,000 for the six months ended June 30, 2020. Our financial income (expense) in the six months ended June 30, 2021 and 2020 were primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income (Benefit). We recorded a tax expense of $1,000 for the six months ended June 30, 2021, compared to a tax benefit of $108,000 for the six months ended June 30, 2020. The decrease in tax benefit is primarily attributable to deferred tax revenues related to goodwill impairment.

Net Loss from Discontinued Operations. We recorded loss from discontinued operations of $29,000 in the six months ended June 30, 2021, compared to net loss from discontinued operations of $1,000 in the six months ended June 30, 2020. The increase in net loss from discontinued operations is primarily attributable to exchange rate and foreign currency translation adjustments.

Impact of Currency Fluctuation and of Inflation

We report our financial results in dollars and receive payments in dollars for most of our sales, while a portion of our expenses, primarily salaries, are paid in NIS. Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increases. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Six months ended June 30,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2020	(0.8)	0.4	(1.2)
2021	1.6	(1.6)	-

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This depreciation of the NIS in relation to the dollar also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to- period comparisons of our results. We cannot assure you that in the future our results of operations will not be materially adversely affected by currency fluctuations.

Liquidity and Capital Resources

As of June 30, 2021, we had $1.1 million in cash and cash equivalents and working capital deficiency of $301,000 compared to $1.5 million in cash and cash equivalents and a working capital of $685,000 as of December 31, 2020. The decrease in our working capital is attributable to a decrease in trade receivables, other accounts receivable and prepaid expenses in addition to a decrease in cash and cash equivalents and restricted cash, partially offset by an increase in trade receivable mainly related to the Merger with Old Sharplink.

In connection with the Closing of the Merger with Old SharpLink, subsequent to June 30, 2021, an amount of $6 million was invested in Old SharpLink. We believe that our working capital is sufficient for our present requirements over the next 12 months. However, our cash requirements may be greater than we currently anticipate. In addition, we may accelerate investment in our technology, or acquire assets or businesses, which would cause our current capital resources to be insufficient. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing.

, which would cause our current capital resources to be insufficient. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2021	2020
	Unaudited
	(in thousands of U.S. dollars)
Net cash (used in) operating activities from continuing operations	(595)	(1,224)
Net cash (used in) investing activities	(3)	(6)
Net cash provided by financing activities	-	710
Net increase (decrease) in cash and cash equivalents and restricted cash	(632)	(555)
Cash and cash equivalents and restricted cash at beginning of period	2,507	3,196
Cash and cash equivalents and restricted cash at end of period	1,875	2,641

Net cash used in operating activities from continuing operations was approximately $595,000 for the six months ended June 30, 2021, compared to net cash used in operating activities from continuing operations of $1.2 million for the six months ended June 30, 2020.

The cash used in operating activities in the six months ended June 30, 2021 is primarily attributable to an increase in trade payables and deferred revenues in addition to a decrease in receivables, other account receivables and prepaid expenses. The cash used in operating activities in the six months ended June 30, 2020 is primarily attributable to the goodwill impairment assigned to the Enterprise (TEM) reporting unit and a decrease in accrued expenses and other liabilities.

Net cash used in investing activities was approximately $3,000 for the six months ended June 30, 2021, primarily attributable to purchase of property and equipment. Net cash used in investing activities was approximately $6,000 for the six months ended June 30, 2020, primarily attributable to purchase of property and equipment.

Net cash was not provided by or used in financing activities for the six months ended June 30, 2021. Net cash used in financing activities was approximately $710,000 for the six months ended June 30, 2020, primarily attributable to Proceeds from issuance of preferred shares.

The Securities Purchase Agreement between us and Alpha Capital Anstalt, an institutional investor (“Alpha Capital”), dated September 6, 2018, (the “Alpha Capital SPA”) included a greenshoe option for a future investment by Alpha Capital of up to $1.5 million in the newly created preferred shares at the same price per preferred share paid in the initial investment during a period of 18 months following the closing date of the Alpha Capital SPA. In December 2019 and April 2020, we approved an extension of Alpha Capital’s remaining portion of the greenshoe option by six months until April 30, 2020 and by an additional three-month period until July 31, 2020, respectively. During 2020 and 2019, Alpha Capital fully exercised its greenshoe option and purchased an aggregated number of 657,895 convertible preferred shares for $1,500,000. In addition, during March 2021 and June 2020, Alpha Capital converted 120,000 and 400,000 Preferred Shares into Ordinary Shares at a 1:1 ratio respectively. Furthermore, on July 22, 2021 and on July 26, 2021 Alpha Capital converted 125,000 and 670,789 Preferred Shares into Ordinary Shares at a 1:1 ratio respectively.

Our capital expenditures for the six months ended June 30, 2021 and 2020 were approximately $3,000 and $6,000, respectively. These expenditures were principally for equipment, office furniture, and leasehold improvements. The decrease in 2021 is attributable to decrease in purchase of property and equipment.

Discussion of Critical Accounting Policies and Estimations

The preparation of the financial statements in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial statements included in this interim report. As noted above, in general and specifically in light of the consummation of the Merger with Old SharpLink and the acquisition of our Affiliate Marketing Service and our Sports Gaming Client Services business, results for the six months ended June 30, 2021 are not necessarily indicative of results that may be expected for the year ending December 31, 2021 or for future comparable period.